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December 5, 2007

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Mail Stop 6010 Washington, D.C. 20549 United States

Re:	Crucell N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 000-30962)

Dear Mr. Rosenberg:

By letter dated November 21, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 (the “2006 Annual Report”) (File No. 000-30962) filed by Crucell N.V. (the “Company”) with the Commission on June 13, 2007. The Staff’s letter requested the Company’s response 10 business days from the letter’s date.

The Company has consulted with its advisors, including this firm and the Company’s independent public accountants, and reviewed its internal resources. To provide the requested information, the Company has concluded that it will need more than 10 business days as set forth in the letter. Therefore the Company respectfully advises that it intends to submit its responses to you by December 21, 2007.

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 (0)20 7614 2226.

Very truly yours,

/S/ Ashar Qureshi

Ashar Qureshi

cc:	Mr. Leonard Kruimer, Crucell N.V.
Mr. Onno Krap, Crucell N.V.
Mr. Marc Hermans, Crucell N.V.

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